FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005


                                   Acambis plc
                 (Translation of registrant's name into English)

                           Peterhouse Technology Park
                                100 Fulbourn Road
                                Cambridge CB1 9PT
                                     England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

3rd Quarter Results





Acambis announces third quarter results and hosts R&D Day


Cambridge, UK and Cambridge, Massachusetts - 15 November 2005 - Acambis plc (" Acambis") (LSE: ACM, NASDAQ: ACAM) announces its results for the three and nine months ended 30 September 2005, and hosts today a research and development (R&D) day for analysts and investors.

Key points

R&D update

>    ChimeriVax-JE

     o Major milestone achieved as Phase III trials are initiated (see separate announcement)

     o Marketing and manufacturing agreement established with Bharat Biotech to target key endemic market in India

> C. difficile: start of second Phase I trial imminent, first testing in target population age group

> ChimeriVax-West Nile: preparations underway to enter Phase II trials before year-end

> Pandemic influenza vaccine candidate undergoing pre-clinical development; planning to enter Phase I testing within 18 months

> New research projects underway for vaccines against herpes simplex virus and rhinovirus

Smallpox franchise:

>    ACAM2000: pre-BLA meeting scheduled for 30 November

>    MVA3000: submitted response to US Government Request for Proposals

     o 500,000 doses shipped to Acambis from Baxter, transfer to the US Government expected shortly

     o Responses to Bavarian Nordic complaints submitted to Delaware District Court and International Trade Commission

>    C-VIG: Acambis instrumental in winning UK Government contract for Cangene


Key financials*

                                               Three months ended 30         Nine months ended 30
                                                     September                    September
                                                      2005          2004           2005          2004
Revenue                                            GBP4.6m      GBP11.1m       GBP17.0m      GBP62.4m
(Loss)/profit before tax                        GBP(10.2)m     GBP(4.3)m     GBP(23.0)m      GBP22.6m
(Loss)/earnings per share                          (10.3)p        (2.8)p        (18.8)p         14.1p
(Loss)/earnings per ADR                            $(0.36)       $(0.10)        $(0.67)         $0.51
Cash                                              GBP73.5m     GBP115.0m       GBP73.5m     GBP115.0m


* Prepared under the Group's accounting policies based on International Financial Reporting Standards


Gordon Cameron, Chief Executive Officer of Acambis, said:


"Our main focus throughout 2005 has been on investing to drive forward our product pipeline, the principal asset for generating long-term value in Acambis. By the end of this year, we will have made visible progress in all our proprietary programmes, moving each into the next stage of development, as well as initiating a number of very interesting new research projects into vaccines against pandemic influenza, herpes simplex virus and rhinovirus. We are particularly pleased to announce today a major milestone for our lead proprietary product, our ChimeriVax-JE vaccine against Japanese encephalitis, with the initiation of its pivotal Phase III trials."


Chairman's statement


OVERVIEW


Today, we are holding an R&D Day to update and inform investors and analysts about our key programmes and our strategy for building our pipeline.

Our pipeline is our principal asset for generating long-term value in Acambis. I am particularly pleased, therefore, to announce that we have initiated pivotal Phase III trials of our lead proprietary product, ChimeriVax-JE, a vaccine against Japanese encephalitis (JE). Investing to drive forward our pipeline has been a key focus for 2005 and today's news represents a major milestone for the project and the technology.

By the end of 2005 we will have made visible progress in all our proprietary programmes, moving each into the next stage of development. In addition to moving ChimeriVax-JE into Phase III, we are preparing to initiate the second Phase I trial of our C. difficile vaccine, testing for safety and immunogenicity in the target age population. Preparations are also ongoing to start Phase II testing of ChimeriVax-West Nile before the end of the year and sanofi pasteur is now conducting a further trial of ChimeriVax-Dengue. In addition, we have initiated a number of very interesting new research projects into vaccines against pandemic influenza, herpes simplex virus and rhinovirus, which gives us a broad and balanced mix of early- and late-stage programmes in our pipeline.

We have also made progress in the revenue-generating areas of our business, which we aim to maximise as sources of funding for investment in our pipeline. Sales of the oral typhoid vaccine, Vivotif, performed beyond expectations in the third quarter, as in the previous two quarters. We are also continuing to target two key revenue-generating opportunities for 2006: US Government contracts for MVA3000 and warm-base manufacturing of ACAM2000.


R&D DAY UPDATE


The focus of our R&D Day will be our three principal proprietary development projects: ChimeriVax-JE, ChimeriVax-West Nile, and C. difficile. In addition, our Chief Scientific Officer, Dr Thomas Monath, will and provide a summary of our pre-clinical influenza programme and other new research projects.

ChimeriVax-JE

Since our last update in September, we have made significant progress with this key project in terms of both clinical development and our commercialisation strategy.

In a separate news release issued today, we have announced the start of Phase lll testing of a single-dose regimen of ChimeriVax-JE in large-scale, multi-centre trials in Australia and the US. Under the two trials, we will test safety and efficacy in more than 2,800 subjects. The efficacy trial aims to demonstrate non-inferiority to JE-VAX(R), a licensed JE vaccine, and the safety trial will compare ChimeriVax-JE with placebo. ChimeriVax-JE is our most advanced product developed using our proprietary ChimeriVax technology and the start of advanced clinical testing of ChimeriVax-JE marks a major step forward for both the project and the technology.

On the commercial front, on 8 November we announced that we have established a marketing and manufacturing agreement with a leading Indian biopharmaceutical company, Bharat Biotech International Limited (Bharat Biotech). We have identified India, where this seasonal epidemic disease appears every year, as one of the principal markets for a JE vaccine. At the present time, an epidemic continues to affect areas of northern India and Nepal, where more than 1,000 people have died since July, most of them children. Under the terms of the agreement, Bharat Biotech will undertake end-stage fill/finish processing of ChimeriVax-JE at its facilities in India and, once the product is approved, will market and distribute the vaccine in India and neighbouring countries. We are also pursuing partnerships to target other endemic countries and the travellers' market.

The JE virus causes disease in many parts of Asia, resulting in a reported 50,000 cases and 15,000 deaths each year1. Although first-generation vaccines have been available for more than 60 years, both the World Health Organization's Initiative for Vaccine Research and the Gates Foundation have identified a need for development of a second-generation, affordable JE vaccine that has an acceptable safety profile and requires fewer doses than currently available vaccines. The introduction of a single-dose vaccine could potentially transform the use of vaccines against JE by making it simpler, faster, easier and cheaper for healthcare providers to administer, particularly in regions where achieving compliance to multi-dose regimens can be difficult.

There are two segments to the JE market: travellers/military; and populations living in the endemic region encompassing most of Asia, some Pacific Islands and northern Australia. We are planning to conduct paediatric clinical trials in India in parallel with the Phase III trials already initiated in Australia and the US, building on a database of more than 500 ChimeriVax-JE-vaccinated adult subjects collated from our previous Phase I and Phase II trials. We are targeting licence applications for both the endemic and travel markets in the first half of 2007.

In developing ChimeriVax-JE, we are aiming to address the unmet need for a safe and effective single-dose JE vaccine. Whilst there are other JE products in clinical development or being marketed, the data already collected give us great confidence that ChimeriVax-JE will meet that preferred profile and be a highly competitive product.

ChimeriVax-West Nile

The 2005 West Nile virus season is continuing in the US and current case counts suggest that the level of disease this year is likely to be greater than in 2004. The primary target population for a West Nile vaccine is those aged 50 years and above, as they are more vulnerable to severe disease than other age groups.

We are currently preparing to enter the next stage of our ChimeriVax-West Nile development programme with the start of a Phase II clinical trial using vaccine that has been manufactured by Acambis. During this stage, we aim to expand the dose-ranging that was begun in the Phase I trial and, for the first time, to explore the immunogenicity and tolerability of the vaccine in elderly subjects, who are the primary target population for this vaccine. We continue to have the most advanced programme to develop a vaccine against West Nile and are the only company, to date, to have published data from a human clinical trial.

C. difficile

C. difficile is a major cause of hospital infections in many areas of the developed world including the US, Canada, Europe and Australia. Before 2005, few people outside of the medical profession had heard of Clostridium difficile (C. difficile). The recent epidemic in Quebec, and then the numerous outbreaks reported in the UK, caused public concern and intense media coverage.

Several companies are focusing their efforts on treating the disease using novel antibiotics or various approaches to neutralise the toxins produced by C. difficile, but we have long recognised the opportunity for a preventative vaccine targeting "at risk" populations, including patients with relapsing disease.

In July, we initiated a Phase I trial of our investigational C. difficile vaccine in healthy adults. Following the FDA's review of preliminary safety data from that trial, we shall shortly be initiating a second Phase I trial, which will be conducted in healthy adults in the target population age range, i.e., those aged 65 years and above. Data from both trials will be available in 2006.

In the US, there are now more than 360,000 cases of C. difficile-associated disease a year. In the UK in 2004, the number of cases reported by the Health Protection Agency had increased by more than 25% over 2003 to 44,000, making C. difficile a greater healthcare problem than the better-known MRSA, for which 15,000 cases were reported in the UK in 2004.

The increase in the UK reflects improved reporting but may also result from the emergence of a more virulent strain of C. difficile. In its 24 September 2005 edition, The Lancet published a fast-track paper written by Acambis' C. difficile Project Leader, Michel Warny PhD, and representatives of the US Centers for Disease Control and Prevention (CDC), Quebec's University of Sherbrooke, and the UK's Anaerobe Reference Laboratory. It highlighted that a C. difficile strain (NAP1/027) capable of producing up to 23 times as many disease-causing toxins as the normal strain is associated with recent outbreaks in both North America and Europe. In addition, this new strain appears more virulent since the largest outbreak investigated in this study was associated with more severe disease and a higher fatality rate. This strain, which was found in several outbreaks in the UK, challenges the medical community's ability to control C. difficile infections.

ChimeriVax-Dengue

We are pleased to report that sanofi pasteur, to whom we have licensed worldwide rights to the ChimeriVax-Dengue vaccine, is continuing development with the next clinical trial of the vaccine. SP is now responsible for continued development work, following completion of our Phase I tetravalent trial earlier in the year.

Influenza

The threat of an influenza pandemic has been the focus of much media coverage in recent months and governments around the world are preparing their response. In the US, President Bush announced in October that he had requested from Congress $7.1bn of emergency funding for a pandemic programme, including $1.2bn for a stockpile of bird flu virus vaccine, $1bn for anti-viral drugs and a further $2.8bn for accelerated development of new influenza vaccine technology.

As part of our influenza programme, we are exploring development of a potential pandemic vaccine using technology we acquired earlier in 2005. Our vaccine candidate targets "A" strains of the influenza virus; all three pandemics of the 20th century were caused by "A" strains.

A major component of the new candidate is M2e, the extracellular domain of the ion channel protein M2, which is specific to influenza A. Being highly conserved, M2e is intended to elicit protective immune responses against all strains of influenza A, which would suit governments' needs for stockpiling of vaccine in advance of an outbreak. Our vaccine candidate is currently in pre-clinical development and we plan to enter the clinic within 18 months.

Through a research collaboration with VIB, a Belgian research institute, we are also developing a 'universal' vaccine candidate that would protect against both A and B strains of influenza and, in contrast with current vaccines, would not require annual changes to the formulation.

Research programmes

During the year, we have also initiated two research programmes to develop vaccines against the Herpes Simplex Virus, cause of genital herpes, and rhinovirus, which can cause asthma attacks and chronic lung disease, as well as the common cold.


SMALLPOX VACCINE FRANCHISE UPDATE


MVA3000

On 3 October, we submitted to the US Department of Health and Human Services
(HHS) our response to its Request for Proposals (RFP) for the manufacture and delivery of 20 million doses of Modified Vaccinia Ankara (MVA) attenuated smallpox vaccine. This is the third in a series of MVA-related RFPs issued by HHS and Acambis has been awarded contracts under both of the previous two RFPs. We are co-developing our MVA vaccine candidate, MVA3000, with our partner, Baxter Healthcare SA (Baxter).

Under this RFP, the US Government also requires advanced clinical testing, up to and including obtaining a product licence, and has included options for the purchase of up to 60 million additional doses and "warm-base" manufacturing over the longer term. The RFP indicates that contract awards are expected to be made in February 2006.

Work to deliver the 500,000 doses required under our second MVA contract with the US Government is largely complete. We have completed release testing, the doses have been shipped from our partner, Baxter, to Acambis and we expect to transfer them to the US Government shortly. We also plan to initiate a clinical trial in HIV infected subjects around the end of the year and in patients with atopic dermatitis early in 2006.

In August, complaints were filed against Acambis by Bavarian Nordic with the International Trade Commission (ITC) and the Delaware District Court. In September, the ITC's process to consider the case was initiated when it announced its decision to institute an investigation. In its statement, the ITC commented: "By instituting this investigation, the ITC has not yet made any decision on the merits of the case". We filed our response to the Delaware complaint on 8 September and to the ITC complaint on 19 October. We currently expect the ITC case to be heard by the end of 2006.

We maintain our view that we do not expect either case to impact HHS's timeline for, nor the chances of Acambis participating in, the award of contracts in February 2006 under the current RFP3. We continue to believe that Bavarian Nordic's claims are without foundation and are defending our position vigorously.

ACAM2000

We will shortly be meeting with the US Food and Drug Administration (FDA) to discuss the dossier of ACAM2000 information we are compiling to submit under a Biologics License Application (BLA). We aim to be in a position to start submitting the first part of the "rolling" BLA, under the fast-track status accorded to the programme, before the end of the year.

We continue to update the CDC on our progress towards this significant milestone and to discuss provision of warm-base manufacturing to provide the US with ongoing surge capacity in smallpox vaccine production.

Throughout 2005, we have continued to discuss with other governments their requirements for stockpiling of emergency-use doses of smallpox vaccine and have identified a number of ongoing opportunities. Based on current discussions, however, and given the current international focus on the threat of pandemic influenza, we do not expect to make significant sales in 2005. In several cases, countries have indicated to us that they will await the outcome of the US product licence application process before proceeding with their procurement decisions. We believe that licensure of ACAM2000 would facilitate sales for countries outside of the US who are considering stockpile options.

C-VIG

Cangene Corporation (Cangene) has been awarded a contract in September by the UK Department of Health for doses of its Vaccinia Immune Globulin product (VIG), C-VIG. The contract was worth C$17m, and as sales agent to Cangene, we receive a royalty on the sales achieved under the contract.

This is the first major VIG contract awarded to Cangene outside North America. C-VIG is used to treat some of the potential, serious adverse reactions that may arise as a result of smallpox vaccination and is an important complementary product to stockpiles of smallpox vaccine.

Vivotif(R)

Sales of Vivotif, the oral typhoid vaccine marketed and distributed in North America by our subsidiary, Berna Products, continue to be ahead of the equivalent period from the previous year. To date, 2005 sales of Vivotif have consistently out-performed last year's, primarily as a result of Berna Products' being able to capitalise on the competitor product being off the market for part of the year. The competitor product has now begun to return to the market.

ARILVAX(TM)

We are continuing to seek to resolve with Chiron a suitable way forward for the ARILVAX programme. With the recent announcement that Chiron is being acquired by Novartis, we do not now expect resolution before the end of 2005 but will be aggressively pursuing this in early 2006.


FINANCIAL REVIEW


The financial results, prepared under the Group's accounting policies based on International Financial Reporting Standards, for the three months ended 30 September 2005 ("Q3") are presented below. The narrative reflects a comparison of our activities in 2005 and 2004, and, unless otherwise stated, the comparative figures in parentheses relate to the equivalent period in 2004.

Trading results

Revenue for Q3 was GBP4.6m (2004 - GBP11.1m). The main sources of revenue were from our two contracts with the US National Institute of Allergy and Infectious Disease for MVA3000, our fixed-price 155 million-dose smallpox contract with the CDC, and product sales of Vivotif. Revenues from the CDC contract were lower in 2005 as the majority of work under this contract has already been completed; the remaining activities are focused on work required for the BLA submission.

Cost of sales in Q3 amounted to GBP5.4m (2004 - GBP7.0m), the decrease being attributable in the most part to the lower level of activity required on the 155 million-dose ACAM2000 contract with the CDC. This includes a provision of GBP1.5m we made in Q3 with respect to some ACAM2000 inventory that had fallen below specified potency levels. We continue to expense certain of the costs relating to the manufacturing facility to R&D costs as a result of utilisation of the facility for process development and manufacturing work for our R&D programmes.

Expenditure on R&D in Q3 was GBP8.6m (2004 - GBP7.8m). Costs increased in Q3 as we started incurring expenditure for the ChimeriVax-JE Phase III clinical trials and are expected to be slightly higher in the fourth quarter, principally as a result of the number of clinical trials we are planning to undertake in that period and operational expenses relating to our Rockville fill/finish facility.

Sales and marketing costs in Q3 were GBP0.7m (2004 - GBP0.8m). Administrative costs were GBP0.7m (2004 - GBP0.7m). Finance income in Q3 was GBP1.0m (2004 - GBP1.2m). We currently assessing the cost of the MVA litigation referenced above.

The pre-tax loss for Q3 was GBP10.2m (2004 - GBP4.3m). The change compared with 2004 principally resulted from a reduced gross margin and higher R&D expenditure.

During Q3, the Group recorded a tax charge of GBP0.9m (2004 - credit of GBP1.3m). Having reviewed our full-year tax planning, the effective tax rate for the nine months to 30 September 2005 was 12.2% (nine months to 30 September
2004 - 34.1%), which resulted in a tax charge in the period.

Capital expenditure and financial investment

Capital expenditure for Q3 was GBP0.4m (2004 - GBP1.4m), principally relating to the redevelopment of our US R&D facility.

Balance sheet highlights

i)    Cash

Cash and liquid investments of the Group at 30 September 2005 amounted to GBP73.5m (30 September 2004 - GBP115.0m, 31 December 2004 - GBP101.8m). The decrease in cash in the first nine months of 2005 resulted primarily from the ongoing operational expenditures of the Group and is in line with management's expectations.

ii)   Inventory

Inventory held at 30 September 2005 amounted to GBP3.7m (30 September 2004 - GBP10.9m, 31 December 2004 - GBP6.0m). Inventory principally represents work-in-progress and finished goods in relation to our ACAM2000 and Vivotif vaccines.

iii)  Current liabilities: amounts falling due within one year

Current liabilities reduced to GBP34.5m at 30 September 2005 (30 September
2004 - GBP64.1m, 31 December 2004 - GBP47.6m). A large proportion of this balance continues to relate to accruals and deferred income arising under the 155 million-dose ACAM2000 contract with the CDC. At 30 September 2005, deferred income relating to this contract was GBP10.7m (30 September 2004 - GBP25.9m, 31 December 2004 - GBP16.5m). This deferred revenue balance will continue to unwind during 2005 and 2006 as BLA activities progress.

iv)   Short-term borrowings and financial liabilities

The combined balance on our US dollar-denominated financing facilities reduced in the period to 30 September 2005 to GBP13.4m (30 September 2004 - GBP14.9m, 31 December 2004 - GBP13.0m) as a result of the lease-financing facility continuing to be repaid. The balance on this facility was GBP7.8m at 30 September 2005 (30 September 2004 - GBP11.0m, 31 December 2004 - GBP9.4m). The balance on the overdraft facility at 30 September 2005 was GBP4.0m (30 September 2004 - GBP3.9m, 31 December 2004 - GBP3.6m), the increase being attributable to exchange rate movements in the period. The remaining balance of GBP1.6m at 30 September 2005 (30 September 2004 - GBPnil, 31 December 2004 - GBPnil) relates to the discounted value of the future payments for the fill/finish facility acquired earlier in 2005, payable between 2006 and 2017.


OUTLOOK


In September, at the time of our interim results announcement, we indicated that our revenues for 2005 from predictable sources, such as our existing ACAM2000 and MVA3000 contracts, and sales of Vivotif(R), were expected to be around GBP40m and that revenues from less predictable sources were not being included in full-year guidance. We maintain that guidance. Revenues for the nine months to 30 September 2005 were GBP17m. We expect to achieve a commensurately higher level of revenue in the final quarter of the year, subject to achieving planned milestones on our ACAM2000 and MVA3000 programmes.

References

1. World Health Organization, 2002

Enquiries:

A conference call for analysts will be held today (Tuesday, 15 November) at 9.30 am GMT. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until 15 December 2005 on telephone number UK: +44 (0) 20 7784 1024 and US: +1 718 354 1112. The pin code is 1030742#. A video webcast of the call will also be available via Acambis' website at www.acambis.com. The webcast replay will be available for 12 months until 15 November 2006.

Acambis plc

Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300

Financial Dynamics
David Yates/Davina Langdale
Tel: +44 (0) 20 7831 3113


About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.


Results for the three and nine months ended 30 September 2005

Group income statement

                                 Three months    Three months       Nine months       Nine months            Year
                                        ended           ended             ended             ended           ended
                                 30 September    30 September      30 September      30 September     31 December
                                         2005            2004              2005              2004            2004
                                  (unaudited)     (unaudited)       (unaudited)       (unaudited)     (unaudited)
                                         GBPm            GBPm              GBPm              GBPm            GBPm


Revenue                                   4.6            11.1              17.0              62.4            85.5
Cost of sales                           (5.4)           (7.0)            (14.3)            (24.2)          (35.0)
                                        _____           _____             _____             _____           _____
Gross (loss)/ profit                    (0.8)             4.1               2.7              38.2            50.5

Research and development                (8.6)           (7.8)            (23.1)            (21.8)          (29.4)
costs
Sales and marketing costs               (0.7)           (0.8)             (2.0)             (2.0)           (2.8)
Administrative costs                    (0.7)           (0.7)             (2.7)             (4.6)           (5.6)
(including costs relating
to Canton plant impairment
and restructuring costs)
Other operating income:                     -               -                 -              10.2            10.2
Settlement of Canton
agreement                               _____           _____             _____             _____           _____
Operating (loss)/profit                (10.8)           (5.2)            (25.1)              20.0            22.9

Non-operating (expense)/                (0.1)           (0.1)             (0.4)             (0.1)             0.2
income
Finance income                            1.0             1.2               3.2               3.3             4.8
Finance costs                           (0.3)           (0.2)             (0.7)             (0.6)           (0.9)
                                        _____           _____             _____             _____           _____
(Loss)/profit on ordinary              (10.2)           (4.3)            (23.0)              22.6            27.0
activities before taxation

Taxation                                (0.9)             1.3               2.8             (7.7)           (7.3)
                                        _____           _____             _____             _____           _____
(Loss)/profit on ordinary              (11.1)           (3.0)            (20.2)              14.9            19.7
activities after taxation
                                        _____           _____             _____             _____           _____

Basic (loss)/earnings per             (10.3)p          (2.8)p           (18.8)p             14.1p           18.5p
share (in pence)
Basic (loss)/earnings per             $(0.36)         $(0.10)           $(0.67)             $0.51           $0.71
ADR (in $) (note 2)
Diluted (loss)/earnings per           (10.3)p          (2.8)p           (18.8)p             13.9p           18.1p
share (in pence)
Weighted average number of        107,247,263     105,846,740       107,179,027       105,549,428     106,300,080
ordinary shares in issue -
basic
Weighted average number of        107,247,263     105,846,740       107,179,027       106,936,965     108,649,389
ordinary shares in issue -
diluted



Group balance sheet as at 30 September 2005

                                                             As at                As at                   As at
                                                      30 September         30 September             31 December
                                                              2005                 2004                    2004
                                                       (unaudited)          (unaudited)             (unaudited)
                                                              GBPm                 GBPm                    GBPm
Non-current assets
Goodwill                                                      15.4                 15.6                    15.4
Other intangible assets                                        4.2                  4.4                     4.1
Property, plant and equipment                                 20.8                 19.9                    18.5
Deferred tax assets                                              -                  2.1                       -
Other non-current assets                                         -                  2.7                     2.5
                                                             _____                _____                   _____
                                                              40.4                 44.7                    40.5

Current assets
Inventory                                                      3.7                 10.9                     6.0
Trade and other receivables                                   14.3                  9.1                    15.6
Liquid investments                                            14.0                 52.4                    48.3
Cash and cash equivalents                                     59.5                 62.6                    53.5
                                                             _____                _____                   _____
                                                              91.5                135.0                   123.4

Current liabilities
Short-term borrowings                                        (4.0)                (3.9)                   (3.6)
Short-term financial liabilities                             (4.4)                (4.3)                   (3.1)
Accruals and deferred income                                (19.8)               (42.7)                  (27.9)
Trade and other payables                                     (6.3)               (13.2)                  (13.0)
                                                             _____                _____                   _____
                                                            (34.5)               (64.1)                  (47.6)
                                                             _____                _____                   _____

Net current assets                                            57.0                 70.9                    75.8
                                                             _____                _____                   _____

Total assets less current liabilities                         97.4                115.6                   116.3

Non-current liabilities
Investment in Joint Venture                                  (0.3)                (0.3)                   (0.3)
Long-term financial liabilities                              (5.0)                (8.6)                   (6.3)
Accruals and deferred income                                     -                (0.4)                       -
Deferred and contingent consideration                        (0.5)                (0.9)                   (0.5)
Deferred tax provision                                       (1.6)                (1.7)                   (1.7)
                                                             _____                _____                   _____
                                                             (7.4)               (11.9)                   (8.8)
                                                             _____                _____                   _____

Net assets                                                    90.0                103.7                   107.5
                                                             _____                _____                   _____

Shareholders' equity
Share capital                                                 10.7                 10.6                    10.7
Share premium account                                         98.0                 96.8                    97.8
Other reserves                                               (0.4)                  0.2                   (2.5)
Retained earnings                                           (18.3)                (3.9)                     1.5
                                                             _____                _____                   _____
Total shareholders' equity                                    90.0                103.7                   107.5
                                                             _____                _____                   _____


Group cash flow statement

                                Three months      Three months       Nine months       Nine months            Year
                                       ended             ended             ended             ended           ended
                                30 September      30 September      30 September      30 September     31 December
                                        2005              2004              2005              2004            2004
                                 (unaudited)       (unaudited)       (unaudited)       (unaudited)     (unaudited)
                                        GBPm              GBPm              GBPm              GBPm            GBPm
Operating activities
(Loss)/profit on ordinary             (10.2)             (4.3)            (23.0)              22.6            27.0
activities before tax
Depreciation and                         1.1               1.1               3.2               5.2             6.3
amortisation
Decrease/(increase) in                   3.3               2.9               3.0            (34.4)          (51.1)
working capital
Other non-cash movements               (0.2)               1.1             (0.3)               1.7             2.6
Net finance costs                      (0.7)             (1.0)             (2.5)             (2.7)           (3.9)
Taxes paid                             (0.4)             (0.2)             (5.4)             (1.3)           (1.6)
                                      ______            ______            ______            ______          ______
Cash flows from operating              (7.1)             (0.4)            (25.0)             (8.9)          (20.7)
activities

Investing activities
Purchase of business                   (1.2)             (0.5)             (1.4)             (0.6)           (0.8)
operations
Disposals of investments                   -                 -                 -               0.7             0.7
Purchases of intangibles               (0.4)                 -             (0.4)                 -               -
Purchases of property,                 (0.4)             (1.4)             (3.0)             (2.7)           (3.4)
plant and equipment
                                      ______            ______            ______            ______          ______
Cash flows from investing              (2.0)             (1.9)             (4.8)             (2.6)           (3.5)
activities

Financing activities
Interest element of                    (0.1)             (0.3)             (0.4)             (0.5)           (0.7)
finance lease payments
Interest paid                          (0.1)             (0.1)             (0.1)             (0.1)           (0.1)
Interest received                        1.1               1.2               3.0               3.1             4.4
Proceeds from issue of                   0.1               0.2               0.2               0.8             1.9
share capital
Capital element of finance             (0.8)             (0.8)             (2.4)             (1.6)           (2.5)
lease payments
Purchase of liquid                    (14.0)            (20.3)            (26.0)            (49.4)          (52.9)
investments
Sale of liquid investments              35.0              13.0              60.3              20.5            28.1
                                      ______            ______            ______            ______          ______
Cash flows from financing               21.2             (7.1)              34.6            (27.2)          (21.8)
activities
                                      ______            ______            ______            ______          ______

Increase/(decrease) in                  12.1             (9.4)               4.8            (38.7)          (46.0)
cash and cash equivalents
                                      ______            ______            ______            ______          ______



Reconciliation of movements in Group shareholders' equity

                                                             As at                 As at                 As at
                                                      30 September          30 September           31 December
                                                              2005                  2004                  2004
                                                       (unaudited)           (unaudited)           (unaudited)
                                                              GBPm                  GBPm                  GBPm

Retained (loss)/profit for the period                       (20.2)                  14.9                  19.7
Gain/(loss) on foreign currency exchange                       2.0                   0.2                 (2.5)
Credit in respect of employee share schemes                    0.7                   0.4                   0.7
Tax in respect of employee share schemes                         -                   0.9                   1.2
                                                             _____                 _____                 _____
                                                            (17.5)                  16.4                  19.1
New share capital subscribed                                   0.2                   0.8                   1.9
Purchase of Treasury shares                                  (0.2)                     -                     -
                                                             _____                 _____                 _____
Net (decrease)/increase in shareholders'                    (17.5)                  17.2                  21.0
equity
Opening shareholders' equity                                 107.5                  86.5                  86.5
                                                             _____                 _____                 _____
Closing shareholders' equity                                  90.0                 103.7                 107.5
                                                             _____                 _____                 _____



Reconciliation of net funds

                                         1 January     Cash flow      Non-cash      Exchange       30 September
                                              2005          GBPm      movement      movement               2005
                                              GBPm                    (note 3)          GBPm               GBPm
                                                                          GBPm

Liquid investments                            48.3        (34.3)             -             -               14.0
Cash and cash equivalents                     53.5           4.8             -           1.2               59.5
                                             _____         _____         _____         _____              _____
                                             101.8        (29.5)             -           1.2               73.5
Short-term borrowings                        (3.6)             -             -         (0.4)              (4.0)
Financial liabilities                         (9.4           2.4         (1.6)         (0.8)              (9.4)
                                             _____         _____         _____         _____              _____
                                              88.8        (27.1)         (1.6)             -               60.1
                                             _____         _____         _____         _____              _____



Notes

1.   Basis of preparation

The financial information for the three and nine months ended 30 September 2005 is unaudited and has been prepared in accordance with the Group's accounting policies, based on IFRS, that are expected to apply for 2005. The financial information for the three and nine months ended 30 September 2004 is also unaudited and has been restated under IFRS. These results have not been reviewed by the Group's Auditors. Restated financial information for the three months ended 31 March 2004 and year ended 31 December 2004 was published in May 2005. There is a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC (International Financial Reporting Interpretations Committee) interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.

The financial information relating to the year ended 31 December 2004 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The data has been extracted from the full report for that year and has been restated under IFRS. This information is currently unaudited. The report of the Auditors on the 2004 accounts as prepared under UK GAAP was unqualified. The statutory accounts presented under UK GAAP for the year ended 31 December 2004 were approved at the 2004 Annual General Meeting on 11 May 2005.

2.   (Loss)/earnings per ADR (basic)

Each American Depository Receipt ("ADR") represents two ordinary shares. The basic earnings per ADR is calculated by multiplying the earnings per ordinary share by a factor of two and then multiplying by the prevailing US dollar exchange rate at the end of the relevant period. The exchange rates used are 1.7691, 1.8094 and 1.9199 for the nine months to 30 September 2005, 30 September 2004 and year to 31 December 2004 respectively.

3.   Non-cash movement

In December 2001, the Group entered into a lease-financing arrangement with Baxter Healthcare Corporation in respect of the Group's manufacturing plant. During the nine months to 30 September 2005 interest payable on the finance lease was charged to the Group income statement, but was not fully paid in the period. The unpaid element for the nine months ended 30 September 2005 of GBP0.1m (2004 - GBP0.2m) is shown as a non-cash movement on the reconciliation of net funds.

In May 2005 the Group paid GBP1.7m ($3.0m) to acquire BioReliance's fill/finish assets and will pay a further c. GBP2.5m ($4.5m) in 12 installments between 2006 and 2017. This unpaid element has been discounted to GBP1.5m ($2.8m) to reflect the time value of money and is shown as a non-cash movement on the reconciliation of net funds.

4.   Directors' responsibility

The Directors are responsible for the maintenance and integrity of the Group's website. Uncertainty regarding legal requirements is compounded as information published on the internet is accessible in many countries with different legal requirements relating to the preparation and dissemination of financial statements.






                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 15 November, 2005                 ACAMBIS PLC


                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.